Exhibit 99.1

Qudian Inc. Receives Notice Regarding NYSE Continued Listing Standards

XIAMEN, China, September 23, 2022 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a consumer-oriented technology company in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated September 22, 2022, notifying the Company that it is below the NYSE’s continued listing standards due to the trading price of Qudian’s American depositary shares (the “ADSs”).

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 per ADS and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 per ADS closing share price on the last trading day of the Cure Period and a US$1.00 per ADS average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options. The Company has notified the NYSE on September 23, 2022 of its intent to cure the deficiency. During the Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to its compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The NYSE notification does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. The Company is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency contains forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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